FORM 8-A

              SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C.  20549

      FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
          PURSUANT TO SECTION 12(b) OR (g) OF THE
             SECURITIES EXCHANGE ACT OF 1934

                   ATCHISON CASTING CORPORATION

   (Exact name of registrant as specified in its charter)

           Kansas                            48-1156578
   (State of incorporation)            (I.R.S. Employer
                                       Identification No.)

     400 South Fourth Street, Atchison, Kansas  66002-0188
   (Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

Common Stock, $.01 par value        New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                             None
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                        (Title of Class)
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        INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be
          Registered.

                    DESCRIPTION OF CAPITAL STOCK

     The total number of shares of all classes of stock which the Company has the authority to issue is (i) 19,300,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), (ii) 700,000 shares of Class A Non-Voting Common Stock, par value @.01 per share (the "Class A Common Stock") and (iii) 2,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), all of which Preferred Stock is issuable in one or more series. As of December 5, 1996, 5,531,775 shares of Common Stock were issued and outstanding held by in excess of 2,200 holders, including shares held in nominee or street name by banks and brokers.

Common Stock

     Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to share ratably with the holders of the Class A Common Stock in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. The declaration and payment of dividends on the Common Stock are subject to restrictions by the terms of the Company's outstanding indebtedness. Holders of Common Stock have no conversion rights, participate ratably with the holders of Class A Common Stock in any distribution of assets to stockholders in liquidation, after the payment in full of all preferential amounts to which holders of preferred stock are or may be entitled, and have no redemption, preemptive or other subscription rights. Except as may be provided by law, each outstanding share of Common Stock is entitled to one vote on each matter on which the stockholders of ACC are entitled to vote. All of the outstanding shares of Common Stock are, and the shares to be sold by the Company hereunder will be upon issuance and payment therefor, fully paid and non-assessable.

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Class A Common Stock

     Except for certain limited voting rights, the shares of Class A Common Stock are virtually identical to the shares of Common Stock. Subject to and upon compliance with certain notice and procedural provisions of the Articles of Incorporation, the shares of Class A Common Stock will be entitled at any time to be converted into the same number of shares of Common Stock. As of December 5, 1996, no shares of Class A Common Stock were issued and outstanding.

Preferred Stock

    The Articles of Incorporation of the Company provide that the Board of Directors may authorize the issuance of one or more classes or series of preferred stock having such relative rights, voting power, preferences and restrictions as may be fixed by the Board of Directors of the Company without further action by the stockholders of the Company, unless required by applicable law or deemed advisable by the Board of Directors of the Company. The Preferred Stock and the authorized but unissued shares of Common Stock could be used to dilute the stock ownership of persons seeking to obtain control of the Company, and thereby defeat a possible takeover attempt which, if stockholders were offered a premium over the market value of their shares, might be viewed as beneficial to the stockholders of the Company. As of December 5, 1996 no shares of Preferred Stock were issued and outstanding.

Kansas Anti-Takeover Law and Certain Charter Provisions

     The Company is subject to the provisions of Sections 17-1 2, 100 to 12,104 of the Kansas General Corporation Code. In general,
Section 17-12, 101 prevents an "interested stockholder" from engaging in a "business combination" with a Kansas corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination,
(ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the

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corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.


     Section 17-12,100 defines a "business combination" to include
(i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving an interested stockholder, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.
In addition, Section 17-12,100 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The Articles of Incorporation include certain provisions which could be described as antitakeover protections. The following is a summary of these provisions.

     The Articles of Incorporation provide that the Company's Board of Directors be divided into three classes as nearly equal in numbero as possible with directors in each class serving succeeding three-year terms. Classification of the Board of Directors may have the effect of making the removal of incumbent directors more time-consuming and difficult, and, therefore, may have the effect of discouraging an unsolicited takeover attempt to gain control of the Board through a proxy solicitation.

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     The Articles of Incorporation provide that directors may be removed only for cause and only by the affirmative vote of either
(i) the holders of 75% or more of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of stockholders expressly called for that purpose or (ii) 75% of the entire Board of Directors at a meeting of the Board of Directors expressly called for that purpose. The increased vote required to remove directors precludes a third party, owning less than 75% of the voting power, from gaining control by unilaterally removing incumbent directors and substituting its own nominees. The provision also reduces the power of the stockholders, even those with a majority interest in the Company, to remove incumbent directors.

     The Articles of Incorporation provide that the affirmative vote of the holders of at least 75% of the shares entitled to vote in an election of directors would be required to amend, repeal or adopt any provision inconsistent with the provisions of the Articles classifying the Board of Directors or requiring an increased vote for the removal of directors.

     The Articles of Incorporation provide that certain extraordinary corporate transactions, including a merger, consolidation or transfer of substantially all of the assets of the Company, must be approved by the affirmative vote of the holders of 75% of the outstanding voting power of the capital stock. The Articles of Incorporation also provide that the affirmative vote of at least 75% of the shares entitled to vote in an election of directors would be required to amend, repeal or adopt any provision inconsistent with this provision. This provision may have the effect of making it more difficult for a third party to acquire control of the Company even though such an event may be viewed as beneficial to the stockholders. In effect, a smaller minority of stockholders than would otherwise be the case would have the ability to veto certain corporate transactions. To the extent that the provision would discourage tender offers or accumulations of the Company's stock, stockholders may be deprived of higher market prices for their stock which often prevail as a result of such events.

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     The Articles of Incorporation also contain a provision
specifically denying the stockholders the right to act by written consent in lieu of a meeting of the stockholders. The Articles also provide that the affirmative vote of at least 75% of the shares entitled to vote in an election of directors would be required to amend, repeal or adopt any provision inconsistent with this provision. This provision has the effect of requiring stockholder meetings to be held at which all stockholders would have the opportunity to participate in any action requiring a stockholder vote.

     The Company expects that the Board of Directors may in the future review the advisability of adopting other measures which may affect takeovers in the context of applicable law and judicial decisions. The Company has no current plans to adopt any such other measures.

Item 2.  Exhibits.

     All exhibits required by Instruction II to Item 2 will be supplied to the New York Exchange.

                               SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                ATCHISON CASTING CORPORATION


                                By: /s/ Kevin T. McDermed
                                    ---------------------
                                    Kevin T. McDermed
                                    Vice President,
                                    Chief Financial Officer,
                                    Treasurer and Secretary

Dated:  December 5, 1996
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                        Exhibit Index



Exhibit No.             Description


   1. The Company's Annual Report on Form 10-K for the year ended June 30, 1996.

   2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

   3.     The Company's definitive proxy statement dated October
          7, 1996.

   4.     The Company's Articles of Incorporation and Bylaws.

   5. A specimen or copy of the Common Stock to be registered hereunder.

   6.     The Company's 1996 Annual Report to stockholders.